December 7, 2005
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington D.C. 20549
Re:	Tollgrade Communications, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed on March 3, 2005 Form 10-Q for Fiscal Quarter Ended March 26, 2005 File No. 0-27312
Dear Mr. Spirgel,
     This letter sets forth the responses of Tollgrade Communications, Inc. (the “Company”) to additional questions that were raised during our teleconference call on November 23, 2005.
     I had indicated on our call that at each of our annual goodwill impairments test dates at December 31, 2002, 2003 and 2004 our quoted share price exceeded the calculated net book value. The staff had requested that I confirm this in writing. That detailed information is set forth below:

	December 31,
	Net Book Value	Quoted Share Price
2002	$10.87	$11.73
2003	$11.11	$17.53
2004	$11.20	$12.24
     In addition, the Staff requested that I confirm in writing that to date there have been no events that would more likely than not have reduced the fair value of the business below its carrying amount as discussed in paragraph 28 of SFAS No. 142.
     The Company believes that the above explanations have been responsive to your requests. Should you need further information, please contact Sam Knoch at 412-820-1406.
Sincerely,
/s/Samuel C. Knoch

Samuel C. Knoch
Chief Financial Officer